03002628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-6-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 5 - 2003 313

SEC FILE NUMBER
8-44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT S. COMPERATORE 973-365-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE	CLIFTON	NJ	07012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public
My Commission Expires
February 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2002

File No. 8-44141

Robert G. Peters, CPA

File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2002, and the related statements of income, capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert G. Peters, CPA

Clifton, New Jersey
January 24, 2003

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2002

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 58,059	
Market value of securities owned	0	
Commission receivable	23,291	
Good faith deposit	49,983	
Other clearing accounts	320	
Total Current Assets		$131,653

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	9,177	
Total Current Liabilities		$ 9,177
Capital		122,476
Total Liabilities and Capital		$ 131,653

Robert G. Peters, CPA | File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2002 through December 31, 2002

Revenues:		
Income-Commissions		$237,099
Income-Non-commission		18,750
		$255,849
Expenses:		
Postage and mailings	$ 3,594	
Rent	21,063	
Periodicals	1,458	
Transfer costs	2,051	
Equipment Rental	29,293	
Adv & bus promotion	7,312	
Insurance	2,683	
Telephone	881	
NJ Annual Report	50	
Membership fees and dues	2,519	
Salesmen's commissions	68,957	
Transportation	1,961	
Continuing education	2,000	
Consultation Fees	0	
Stationary and supplies	4,646	
Back office expense	38,000	
Professional	635	
Retirement, Pension	60,000	
Repairs and maintenance	1,929	
Utilities	2,898	
Total Expenses		251,930
Net Income (loss)		$ 3,919

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2002

Cash flow from operations:		
	Net earnings	$ 3,919
	Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
	Changes in assets and liabilities	
	Decrease in clearing account	990
	Increase in accounts payable	7,385
	Decrease in good faith deposit	1,538
	Increase in commission receivable	(6,364)
	Partner draw in excess of contributions	0
Increase / <Decrease> in cash		7,468
Cash at beginning of year		50,591
Cash at end of year		$ 58,059

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2002 to December 31, 2002

	12/31/2001	12/31/2002
Current assets	$ 120,350	$ 131,653
Current liabilities	(1,792)	(9,177)
Net working capital	$ 118,558	$ 122,476
	==========	==========
Net working capital - Jan. 1	$ 263,504	$ 118,558
Increase in capital equity Jan. 1 - Dec. 31	(100,000)	(1)
Income for the period Jan. 1 - Dec. 31	(44,946)	3,919
Net working capital-Dec. 31	$ 118,558	$ 122,476
	==========	==========

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2002 through December 31, 2002

Capital January 1, 2002	$ 118,557
Net Income Jan. 1, 2002 through Dec. 31, 2002	3,919
Contributions from Jan. 1, 2002 thru Dec. 31, 2002	0
Drawings from Jan. 1, 2002 thru Dec. 31, 2002	$ 0
Capital December 31, 2002	$ 122,476

Robert G. Peters, CPA

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2002

Note 1. For the period January 1, 2002 through December 31, 2002, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2002 at a ratio of .075 to 1. Computed as follows:

Partnership Capital		$ 122,476
Less: Capital deductions		(0)
Net Capital before haircuts		$ 122,476
Less: Haircuts on securities:		
Investment securities	$ 254	
Undue concentration	0	
Fail to receive	0	(254)
Net Capital		$ 122,222
Aggregated indebtedness		9,177
AI / NC		.075 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2002

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2002, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2006.

4073

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE, P.O. BOX 166
CLIFTON, NJ 07011

PNC BANK, N.A.
NEW JERSEY

55-760/312

11/23/2001

Security features. Details on back.

OF NASD Regulation, Inc., CRD-IARD

$ **2,474.00

wo Thousand Four Hundred Seventy-Four and 00/100** DOLLARS

NASD Regulation, Inc., CRD-IARD
P.O. Box 7777-W8705
Philadelphia, PA 19175-8705

2002 CRD Annual renewal

AUTHORIZED SIGNATURE MP

⑈004073⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000247400⑈

…1000037
…LE LOCKBOX
TO THE ACCOUNT OF
HIN NAMED PAYEE
…E OF ENDORSEMENT
…D PAYMENT ACCEPTED
…OUT PREJUDICE
… A PA

1000037
…SSED 3769-034
760

Web CRD
Central Registration Depository

CRD Main | Forms | Individual | Organization | **Accounting** | Reports

LOG OFF | Web IARD

Daily Account   Renewal Account

Renewal Statement

Renewal Statement

Renewal Account Information
Account Activity Summary
Deposit Detail
Transfer Detail
Transaction Detail
Bill Line Search

2002 Final Statement - Credit Due:

CRD Number :	5407
Organization Name:	**VBC SECURITIES, LLC**
Balance As Of:	**1/14/2002 2:30:20 AM**

Contact:	VINCENT S. COMPERATORE
Contact Phone #:	973-365-1900
Statement Generated:	12/23/2001 9:08:36 AM

Summary	
CRD Charges	$2,214.00
IARD Charges	N/A
Total Charges:	**$2,214.00**
Credit Due:	**-$260.00**

Combined statement for the following annual fees:

(1)	NASD 2002 Personnel Assessment, System Processing and NASD Regulation Branch Office Fees.
(2)	NYSE, AMEX, CBOE, ISE, PCX and PHLX 2002 Maintenance Fees for Registered Personnel.
(3)	Jurisdiction 2002 Agent Renewal Fees.
(4)	Jurisdiction 2002 Broker/Dealer Renewal Fees for Participating States.
(5)	Jurisdiction 2002 Investment Adviser Renewal Fees for Participating States.

This Final Statement reflects the year-end total of registrations and/or Notice Filings renewed for your firm. Since your firm's initial payment exceeded the applicable fees paid on **December 31, 2001**, a CREDIT is due to your firm.

Requests for a refund check must be received by **March 15, 2002**. Please print, sign and return the first page of this statement to request a refund check. Send the statement to: NASD Regulation Inc.; Attn: User Support, CRD Accounting; 9509 Key West Ave; Rockville, MD 20850.

If a refund check is not requested, your credit will be transferred to your firm's Daily Account. CRD Accounting will begin to manually transfer credit balances on or about **March 18, 2002**. All transfers will be completed by **April 1, 2002**.

Broker/Dealers: Please see the report site to request Renewal-

related rosters.

CRD Charges

Charge	Quantity	Unit Price	Amount
Renewal/Maintenance Fees (Jurisdictions, SROs)	1		$1,974.00
NASD System Processing Fee:	6	$30.00	$180.00
NASD System Processing Fee at no charge:	0	$0.00	$0.00
NASD Personnel Assessment:	6	$10.00	$60.00
NASD Personnel Assessment at no charge:	0	$0.00	$0.00
NASD Branch Office Fees:	0	$75.00	$0.00
NASD Branch Office Fees at no charge:	0	$0.00	$0.00
Total CRD Charges:			$2,214.00

Regulator	# of Individuals	Individual Fee	Total Individual	Firm Fee	Regulator Total
FL	3	$40.00	$120.00	$200.00	$320.00
GA	2	$40.00	$80.00	$100.00	$180.00
NJ	6	$30.00	$180.00	$250.00	$430.00
NY	2	$25.00	$50.00	$200.00	$250.00
PA	2	$67.00	$134.00	$400.00	$534.00
VA	2	$30.00	$60.00	$200.00	$260.00

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Renewal Statement

Renewal Statement

Renewal Account Information

Account Activity Summary | Deposit Detail | Transfer Detail | Transaction Detail | Bill Line Search

FORM SPIPC-4 (14-REV.12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215

2002 GENERAL ASSESSMENT PAYMENT FORM

(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED)

2. ASSESSSMENT	$150.00
3. LESS PRIOR YEAR OVERPAYMENT	(______)
4. INTEREST ON LATE PAYMENT FOR ____ DAYS AT 20% PER ANNUM	______
5. BALANCE DUE CHECK ENCLOSED	$ 150.00

AUTHORIZED SIGNATURE/TITLE DATE 1/10/02

MEMBER'S COPY

4124

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE, P.O. BOX 166
CLIFTON, NJ 07011

PNC BANK, N.A.
NEW JERSEY

55-760/312

1/9/2002

PAY TO THE ORDER OF SIPC $ **150.00

One Hundred Fifty and 00/100** DOLLARS

SIPC

250571167 3705 3870 24 25
040494496 08 3144 3173

AUTHORIZED SIGNATURE

Security features. Details on back.

MEMO 2002 General Assessment Payment

⑈004124⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000015000⑈

FRB-PHILA*RCPC-GROUP
040494496 031D 0004-0
040494496 0523 0027-8
250571167 01-23-02

PROCESSED
55-760
01232002 PK101 E16228
3500674072

MSRB

Municipal Securities Rulemaking Board

MSRB NUMBER: A1399

STATEMENT

VBC Securities
MUNICIPAL BOND DEPARTMENT

P.O.BOX 166
CLIFTON NJ 07011

DATE	DESCRIPTION	AMOUNT
10/1/2001	ANNUAL FEE FISCAL YEAR 2002	$200.00

4030

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE, P.O. BOX 166
CLIFTON, NJ 07011

PNC BANK, N.A.
NEW JERSEY

55-760/312

10/15/2001

PAY TO THE ORDER OF MSRB $ **200.00

Two Hundred and 00/100** DOLLARS

MSRB
Suite 300
1640 King Street
Alexandria, VA 22314-9313

MEMO A1399 - Annual fee year 2002

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈004030⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000020000⑈

10172001 4824-015
055002707
4700017130

CREDIT TO ACCOUNT OF PAYEE
SUNTRUST BANK >055002707<
PROCESSED 10/17/2001 202314030
55 0760 00027 0000079864 >055002707<
3100049864
2400381934